SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 5, 2008 announcing "ECtel Reports 83% YoY Revenues Increase with
Continued Order Generation in First Quarter 2008". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  May 11, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                  Press Release issued May 5, 2008

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EXHIBIT 1

ECtel Reports 83% YoY Revenues Increase with
Continued Order Generation in First Quarter 2008

ROSH HA'AYIN, Israel, May 5, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported financial results for the first quarter 2008.

First Quarter Highlights

o                    Revenues up 83% YoY to $6.5 million; slightly down from previous quarter given industry-wide seasonality

o                    Gross margin of 44%; down sequentially from previous quarter following weaker US dollar and two strategic, yet lower margin, projects

o                    Continued strong order generation with book-to-bill over 1

o                    Acquired  substantially all the assets of Compwise, a business analytic solutions provider, to expand IRM(TM) offerings

Revenues for the first quarter of 2008 totaled $6.5 million, an 83% increase, compared to $3.6 million in the first quarter of 2007, but slightly down from fourth quarter of 2007, due to a seasonally weak first quarter, from $6.6 million revenues in the fourth quarter of 2007.

Non-GAAP Gross margin for the first quarter of 2008 was 44.2%, compared to the 42.3% margin in the first quarter 2007. The lower gross margin in the first quarter follows the impact of the ongoing weakening of the US dollar, as well as the contribution of two lower-margin, yet strategic projects with major telecom groups.  Non-GAAP gross margin in the fourth quarter of 2007 was 55.6%.

Non-GAAP operating loss for the first quarter of 2008 reached $1.8 million, a 47% decrease compared to a non-GAAP operating loss of $3.4 million in the first quarter of 2007. Non-GAAP operating loss for the fourth quarter of 2007 totaled $0.8 million. Operating loss for the first quarter 2008 includes a $282 thousand provision recorded for the contemplated settlement of a class action complaint filed in 2004, and was also adversely impacted by the factors described in the preceding paragraph.

Non-GAAP net loss for the first quarter of 2008 totaled $1.1 million, or $0.07 loss per share, a 64% improvement compared with a net loss of $3.1 million, or $0.19 loss per share, in the first quarter of 2007. Non-GAAP net loss for the fourth quarter 2007 totaled $0.5 million, or $0.03 per share. The net loss for the first quarter 2008 was negatively impacted by the ongoing weakening of the US dollar against the Israeli shekel. During the first quarter of 2008 the US dollar devaluated by 8% against the Israeli Shekel contributing to an approximate $400 thousand decline in the net income for the period.

On a GAAP basis, gross margin for the first quarter 2008 totaled 43.8%, compared to the 41.6% margin in the first quarter 2007, and 55.3% margin in the fourth quarter 2007. Operating loss for the first quarter of 2008 reached $2.0 million, compared to an operating loss of $4.3 million in the first quarter of 2007. Operating loss for the fourth quarter of 2007 totaled $1 million. On a GAAP basis, net loss for the first quarter of 2008 totaled $1.3 million, or $0.08 loss per share, compared to $4.0 million, or $0.24 per share, in the first quarter 2007. Net loss for the fourth quarter 2007 totaled $2.2 million, or $0.13 per share.

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ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses and the impact of the permanent impairment charge related to certain securities in December 2007. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

Cash, cash equivalents, and marketable bonds and securities as of March 31, 2008 were $28.5 million or $1.71 per share, compared to $29.1 million or $1.74 per share as of December 31, 2007.

"The first quarter of 2008 was another quarter of strong revenue and order generation for the company, despite this being our sector's seasonally weakest quarter, with book-to-bill once again surpassing one," commented Itzik Weinstein, President and CEO of ECtel. "During recent weeks and months we continued to identify new opportunities to enhance our product offering. Last week we announced the release of our next generation Fraudview version 8.2, as well as the acquisition of substantially all of Compwise's assets, a provider of business analytic solutions for telecommunication operators. This acquisition is expected to further expand and strengthen our market leading Integrated Revenue Management product suite, while further expanding our customer base. We believe that these two developments, together with our strong customer base and technological leadership, will serve as additional foundations for future growth and execution, enhancing our position as a major player in the integrated revenue management and assurance space."

Decline in value of certain securities. As of March 31, 2008, the Company had $2.4 million of principal invested in Auction Rate Securities (ARS). Since certain of these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on initial third party indications the Company recorded in the first quarter of 2008, an unrealized loss of $0.3 million in other comprehensive income as a reduction of shareholders` equity, which is considered as a "temporary" impairment. All of these ARS are classified long-term investments.

Conference call

ECtel management will host a teleconference later today at 11:00 am ET (10:00am CT, 8:00am PT, and 6:00pm Israel time) to discuss its first quarter results.

To participate in the call, please dial one of the following numbers and request ECtel's first quarter 2008 Earnings Results Conference call:

From the United States:	1-888-668-9141
From Israel:	03-9180650
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918 0650

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

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About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Company Contacts: Mickey Neumann, Senior Vice President and CFO Renée Van-Oostveen, MarCom Manager Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	March 31,	December 31,
	2008	2007
Assets

Current assets

Cash and cash equivalents	8,572	5,668
Short-term investments	1,484	5,652
Receivables:
Trade, net	7,772	8,612
Other	1,565	1,372
Related parties	189	17
Work in progress	977	282
Inventories	2,360	2,247

Total current assets	22,919	23,850

Long-term marketable securities

	18,470	17,760

Long-term other assets	1,785	1,612

Property, plant and equipment, net

	2,192	2,115

Goodwill	11,322	11,322

Other intangible assets, net	269	292

Total assets	56,957	56,951

Liabilities and Shareholders` Equity

Current liabilities

Trade payables	5,554	4,737
Related parties	82	18
Advances from customers	1,111	966
Other payables and accrued liabilities	5,902	5,796

Total current liabilities	12,649	11,517

Long-term liabilities
Liability for employee severance benefits	2,626	2,352

Total liabilities	15,275	13,869

Total shareholders` equity, net

	41,682	43,082

Total liabilities and shareholders` equity

	56,957	56,951

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ECtel Ltd.
Consolidated Statements of Operations - GAAP
$ in thousands except share and per share data

	Three months ended		Three months ended
	March 31,		December 31,
	2008	2007	2007

Revenues	6,505	3,551	6,616
Cost of revenues	3,654	2,075	2,960

Gross profit	2,851	1,476	3,656

Research and development costs, net	1,189	1,294	1,129
Selling and marketing expenses	1,747	2,259	2,188
General and administrative expenses	1,850	2,151	1,334
Amortization of acquisition-related intangible assets	23	23	25

Operating loss	(1,958)	(4,251)	(1,020)
Financial income, net	241	282	275
Impairment of Auction Rate Securities	-	-	(1,560)
Other income, net (*)	430	-	-

Loss before taxes	(1,287)	(3,969)	(2,305)

Income tax benefit	-	-	73

Net loss	(1,287)	(3,969)	(2,232)

Basic and diluted loss per share	(0.08)	(0.24)	(0.13)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	16,686,401	16,649,405	16,686,401

(*) includes $450 thousand gain on sale of patent.

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for amortization of acquisition-related intangible assets, share-based compensation expenses and the impact of the permanent impairment charge related to certain securities.

These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

	Three months ended				Three months ended
	March 31, 2008				December 31, 2007
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Revenues	6,505			6,505	6,616			6,616
Cost of revenues	3,654	(21)	(*)	3,633	2,960	(25)	(*)	2,935

Gross profit	2,851	21		2,872	3,656	25		3,681

Research and development costs, net	1,189	(5)	(*)	1,184	1,129	(7)	(*)	1,122
Selling and marketing expenses	1,747	(29)	(*)	1,718	2,188	(36)	(*)	2,152
General and administrative expenses	1,850	(81)	(*)	1,769	1,334	(88)	(*)	1,246
Amortization of acquisition-related intangible assets	23	(23)		-	25	(25)		-

Operating loss	(1,958)	159		(1,799)	(1,020)	181		(839)
Financial income, net	241			241	275	-		275
Impairment of Auction Rate Securities					(1,560)	1,560	(**)	-
Other income (expenses)	430			430	-			-
Income tax benefit	-			-	73	-		73

Net loss	(1,287)	159		(1,128)	(2,232)	1,741		(491)
Basic and diluted loss per share	(0.08)			(0.07)	(0.13)			(0.03)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	16,686,401		16,686,401		16,686,401		16,686,401

(*) Share-based compensation expenses

(**) Impact of permanent impairment charge of related to certain securities

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended		Three months ended
March 31,		December 31,
2008	2007	2007

Cash flows from operating activities

Net loss for the period	(1,287)	(3,969)	(2,232)

Adjustments to reconcile net loss to
cash used in operating activities:

Depreciation and amortization	137	150	145
Loss on sale of long-term marketable securities	20	-	-
Loss on disposal of property, plant and equipment	20	-	-
Premium amortization of long-term marketable securities	(21)	7	7
Decrease (increase) in trade receivables	840	3,009	(897)
Increase in other receivables	(150)	(74)	(308)
Share-based compensation expenses	136	845	155
Increase in inventories	(113)	(127)	(15)
Increase in work in progress	(695)	(64)	-
Increase (decrease) in trade payables	655	(435)	942
Increase (decrease) in advances from customers	145	(116)	438
(Increase) decrease in related parties, net	(108)	26	175
Increase (decrease) in other payables and accrued liabilities	57	(647)	(559)
Impairment of auction rate securities	-	-	1,560
Increase (decrease) in liability for employee severance benefits	288	(426)	336

Net cash used in operating activities	(76)	(1,821)	(253)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended		Three months ended
March 31,		December 31,
2008	2007	2007

Cash flows from investing activities

Investment in short-term investments, net	8,130	(3,030)	1,002
Investment in on property, plant and equipment	(49)	(39)	(49)
Payments in consideration with acquisition of newly consolidated subsidiaries	-	(158)	-
Long-term deposits (funding) withdrawal	(9)	15	(3)
Deposits in respect of employee severance obligations	(172)	84	(152)
Proceeds from maturity of long-term marketable securities	2,180	3,942	8,384
Investment in long-term marketable securities	(7,100)	-	(7,387)

Net cash provided by investing activities	2,980	814	1,795

Cash flows from financing activities

Issuance of ordinary shares	-	883	-

Net cash provided by financing activities	-	883	-

Net increase (decrease) in cash and cash equivalents	2,904	(124)	1,542

Cash and cash equivalents at beginning of the period	5,668	6,101	4,126

Cash and cash equivalents at end of the period	8,572	5,977	5,668

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